Exhibit 99.1

NEWS RELEASE
Endeavour Silver Updates Reserve and Resource Estimates

Vancouver, Canada – February 24, 2014 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) released today updated NI 43-101 silver and gold reserve and resource estimates for its three producing silver mines in Mexico (the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State) as well as one exploration project (San Sebastián Project in Jalisco State) as of December 31, 2013 using lower silver and gold prices compared to December 31, 2012.
Proven and probable reserves were down year-on-year due mainly to the lower metal prices used for the estimates. In response to the lower metal prices last year, the mine plan was revised to enhance cash-flow by accelerating production and deferring some lower priority underground mine development primarily at Bolañitos and Guanaceví, which also reduced the conversion of resources into reserves.

Measured and indicated resources were up in 2013 thanks to the Company’s brownfields exploration programs which discovered new resources primarily at El Cubo and upgraded some inferred resources but, again in response to the lower metal prices, the exploration budget was reduced last year which likely reduced the expansion of resources.

Inferred resources were down last year as a result of the lower metal prices and reduced exploration budget.

Endeavour normally uses the industry best practice of three year trailing averages of silver and gold prices for estimating reserves and resources. To the end of 2013, these trailing price averages were approximately $1550 per ounce (oz) gold and $30 per oz silver. Management took the view that these trailing price averages were too aggressive in the short term for the estimation of reserves so elected to use US$1320 per oz gold and US$22 per oz silver prices to more accurately reflect its near term outlook.

The prices used for the resource estimates were 10% higher at US$1452 per oz gold and $24.20 per oz silver to reflect management’s belief that the metal prices will likely be higher in the medium and longer terms. However, they are still significantly lower than the US$31 per oz silver and US$1550 per oz gold prices used in the previous reserve and resource estimates as of December 31, 2012.

The December 31, 2013 reserve and resource highlights are as follows:

2013 Reserve/Resource Highlights (Compared to December 31, 2012)

    ● Silver Proven and Probable Reserves reduced by 50% to 11.6 million ounces (oz);
    ● Gold Proven and Probable Reserves reduced by 37% to 139,400 oz;
    ● Silver Equivalent Proven and Probable Reserves reduced by 41% to 25.9 million oz;

    ● Silver Measured and Indicated Resources up 4% to 60.7 million oz;
    ● Gold Measured and Indicated Resources up 6% to 556,300 oz;
    ● Silver Equivalent Measured and Indicated Resources up 11% to 94.1 million oz;

    ● Silver Inferred Resources reduced by 13% to 40.6 million oz;
    ● Gold Inferred Resources reduced by 15% to 396,320 oz;
    ● Silver Equivalent Inferred Resources reduced by 9% to 64.4 million oz;

       o Mineral resources are calculated exclusive of the mineral reserves
       o Proven Reserves are determined as being within 10 meters of underground development while Probable Reserves are a further 15 meters from underground development.
       o Mine plans are developed for the Proven and Probable Reserves and discounted for Measured and Indicated Resources and further discounted for the Inferred Resources.
       o Mineral reserves have demonstrated economic viability whereas mineral resources do not
       o 2012 silver equivalents based on 50:1 silver:gold ratio, base metals not included
       o 2013 silver equivalents based on 60:1 silver:gold ratio, base metals not included
       o All assumptions used are listed at the bottom of the reserve and resource summary table

Bradford Cooke, CEO, commented, “Reserve and resource growth took a back seat to our operational and financial performance last year due to the sharply lower precious metal prices. We responded promptly to the lower metal prices by reducing all costs including our exploration and development budgets which clearly impacted our ability to replace reserves and expand resources.”

“However, with the El Cubo capital reconstruction program completed on time and under budget last year and all three mining operations now running smoothly, reserve and resource growth is back on the front burner for 2014. This year, we will continue to hone our mining operations, boost profit margins and return our focus to discovering and delineating ore at all of the three mining operations as well as at the emerging new high grade discovery at San Sebastián.”

“Despite the sharp decline in precious metal prices year-on-year and the resulting reduction in reserves and resources at lower metal prices, we are confident that our talented exploration team led by Luis Castro, VP of Exploration, will continue to expand resources and our operations team led by Dave Howe, VP of Operations, will continue to convert those resources into reserves and enhance the mine lives of each of our mining operations.”

Guanaceví

    ● Silver Proven and Probable Reserves down 64% to 3.3 million ounces (oz)
    ● Gold Proven and Probable Reserves down 65% to 5,800 oz
    ● Silver Equivalent Proven and Probable Reserves down 64% to 3.7 million oz

    ● Silver Measured and Indicated Resources up 17.5% to 17.5 million oz
    ● Gold Measured and Indicated Resources up 53% to 37,200 oz
    ● Silver Equivalent Measured and Indicated Resources up 33% to 19.7 million oz

    ● Silver Inferred Resources down 2% to 12.1 million oz
    ● Gold Inferred Resources down 9% to 20,200 oz
    ● Silver Equivalent Inferred Resources down 1% to 13.3 million oz

Bolañitos

    ● Silver Proven and Probable Reserves down 69% to 2.3 million ounces (oz)
    ● Gold Proven and Probable Reserves down 64% to 37,300 oz
    ● Silver Equivalent Proven and Probable Reserves down 64% to 4.6 million oz

    ● Silver Measured and Indicated Resources down 50% to 4.6 million oz
    ● Gold Measured and Indicated Resources down 44% to 78,100 oz
    ● Silver Equivalent Measured and Indicated Resources down 43% to 9.3 million oz

    ● Silver Inferred Resources up 31% to 9.6 million oz
    ● Gold Inferred Resources up 31% to 111,700 oz
    ● Silver Equivalent Inferred Resources up 40% to 16.3 million oz

El Cubo

    ● Silver Proven and Probable Reserves down by 6% to 5.9 million ounces (oz)
    ● Gold Proven and Probable Reserves down by 5% to 96,300 oz
    ● Silver Equivalent Proven and Probable Reserves up by 6% to 17.6 million oz

    ● Silver Measured and Indicated Resources up 139% to 10.6 million oz
    ● Gold Measured and Indicated Resources up 115% to 165,000 oz
    ● Silver Equivalent Measured and Indicated Resources up 148% to 20.5 million oz

    ● Silver Inferred Resources down 32% to 7.7 million oz
    ● Gold Inferred Resources down 41% to 130,100 oz
    ● Silver Equivalent Inferred Resources 31% to 15.5 million oz

San Sebastián

    ● Silver Indicated Resources increased 60% to 18.2 million oz
    ● Gold Indicated Resources of increased 25% to 86,300 oz
    ● Silver Equivalent Indicated Resources increased 57% to 23.4 million oz

    ● Silver Inferred Resources down 31% to 13.4 million oz
    ● Gold Inferred Resources down 8% to 126,800 oz
    ● Silver Equivalent Inferred Resources down 20 to 21.0 million oz

Endeavour’s other exploration projects in Mexico were not drilled in 2013 (Guadalupe y Calvo and Parral Projects in Chihuahua and Arroyo Seco Project in Michoacán) so their resource estimates remain unchanged. The Guadalupe y Calvo resources were estimated in 2012 and the Parral and Arroyo Seco resources were estimated at the end of 2010.

The Qualified Person for the Mineral Resource and Reserve Estimates was Mike Munroe, BSc, MSc, SME Registered Member 4151306RM. The reports for Guanaceví, Bolañitos, El Cubo and San Sebastián will be completed and filed on SEDAR within 45 days of this news release. The Guadalupe y Calvo report was authored by Charley Murahwi, M.Sc., P.Geo, FAusIMM and Alan San Martin, MAusIMM(CP) and previously filed on SEDAR in March 2013. The Arroyo Seco report was authored by David St. Clair Dunn B.Sc., P.Geo and Barry Devlin M.Sc., P. Geo, both of whom are Qualified Persons, and the report was previously filed on SEDAR in March 2011.

Godfrey Walton, M.Sc., P.Geo. President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release.

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions on Mineral Resources and Reserves and the guidelines of NI 43-101.

ENDEAVOUR SILVER CORP.

About Endeavour Silver - Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations

Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Silver-Gold Reserves & Resources (as of Dec 31, 2013)

Reserves	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanaceví	327,800	281	0.51	2,961,900	5,300	3,279,900
Bolañitos	380,530	156	2.50	1,910,300	30,500	3,740,300
El Cubo	752,500	138	2.16	3,330,300	52,200	6,462,300
Total Proven	1,460,830	175	1.87	8,202,500	88,000	13,482,500

Guanaceví	34,600	342	0.46	380,800	500	410,800
Bolañitos	98,300	134	2.17	424,200	6,800	832,200
El Cubo	615,400	131	2.23	2,595,700	44,100	5,242,700
Total Probable	748,300	141	2.14	3,400,700	51,400	6,485,700

Total Proven & Probable	2,209,130	163	1.96	11,603,200	139,400	19,968,200

Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanaceví	132,000	183	0.29	777,200	1,300	855,200
Bolañitos	75,900	132	1.39	322,800	3,400	526,800
El Cubo	660,100	158	2.87	3,357,800	60,800	7,005,800
Total Measured	868,000	160	2.35	4,457,800	65,500	8,387,800

Guanaceví	1,701,200	242	0.57	13,221,400	31,500	15,111,400
Bolañitos	1,191,800	111	1.95	4,263,300	74,700	8,745,300
El Cubo	1,570,500	144	2.06	7,263,100	104,200	13,515,100
San Sebastián	2,476,000	229	1.08	18,216,200	86,300	23,394,200
Guadalupe y C	1,861,000	119	2.38	7,147,300	142,500	15,697,300
Total Indicated	8,800,500	177	1.55	50,111,300	439,200	76,463,300

Total Measured and Indicated	9,668,500	176	1.62	54,569,100	504,700	84,851,100

Resources - Inferred	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanaceví	1,155,100	253	0.46	9,384,700	17,100	10,410,700
Bolañitos	2,145,150	140	1.62	9,642,200	111,720	16,345,400
El Cubo	1,477,900	174	3.40	7,729,800	130,100	15,535,800
San Sebastián	2,376,000	175	1.66	13,390,600	126,800	20,998,600
Guadalupe y C	154,000	94	2.14	464,600	10,600	1,100,600
Total Inferred	7,308,150	173	1.69	40,611,900	396,320	64,391,100

Silver-Gold-Lead-Zinc Resources (as of Sept 30, 2013)

Resources - Indicated	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Parral	1,631,000	49	0.90	2,589,900	47,200	5,421,900
Santa Cruz Mine XC-2 (Ag-Pb-Zn)	-	-	-	-	-	-
Buena Fe (Ag-Pb-Zn)	655,000	166	0.21	3,495,700	4,400	3,759,700
Total Indicated	2,286,000	83	0.70	6,085,600	51,600	9,181,600

Total Indicated	2,286,000	83	0.70	6,085,600	51,600	9,181,600

Resources - Inferred	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq

Guanaceví	646,000	129	0.15	2,687,300	3,100	2,873,300
Parral	1,303,000	63	0.88	2,658,900	36,900	4,872,900
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	5,322,000
Total Inferred	2,687,000	122	0.48	10,566,200	41,700	13,068,200
Total Pb-Zn	4,973,000	104	0.58	16,651,800	93,300	22,249,800

Grand Total	24,158,780	159	1.46	123,436,000	1,133,720	191,460,200

Notes:
      1. Reserve cut-off grade at Guanaceví is 217 gpt Ag equivalent
      2. Reserve cut-off grade at Bolanitis is 155 gpt Ag equivalent
      3. Reserve cut-off grade at El Cubo is 130 gpt Ag equivalent
      4. Minimum mining width is 0.8m at Cubo, 1.8m at Guanaceví and 2.0m at Bolañitos.
      5. Dilution factor at Cubo is 75% for all mining methods inclusive of dilution to minimum mining width. At Bolañitos, the dilution factor is 15% on cut&fill, and 25% on longhole. At Guanaceví, dilution factor is 15% on cut&fill.
      6. Resource cut-off grade for all three mines is 100 g/t Ag equivalent
      7. Reserves and Resources Silver Equivalents are based on a 60:1 silver to gold ratio
      8. Resource cut-off grade for San Sebastián is 100 g/t Ag equivalent.
      9. Resource cut-off grade for the Guadalupe y Calvo property is 100 g/t Ag equivalent
    10. Resource cut-off grade for Parral project is an NSR of $40 using with the metal prices below
    11. Resource cut-off grade for Arroyo Seco is 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract